Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

CHANGE OF EMPLOYEES’ REPRESENTATIVE SUPERVISOR

The supervisory committee (the “Supervisory Committee”) of China Southern Airlines Company Limited (the “Company”) is pleased to announce that, the 2nd joint meeting of the 5th session of employees’ representatives meeting of the Company has been recently held and Mr. Yang Bin was elected as an employees’ representative supervisor of the 9th session of the Supervisory Committee of the Company, effective from 23 November 2021. Ms. Mao Juan shall cease to be the employees’ representative supervisor of the Company after the appointment of Mr. Yang Bin. Ms. Mao Juan confirms that there is no disagreement between her and the Company and there is no matter that needs to be brought to the attention of the shareholders. The Company would like to thank Ms. Mao Juan for her contribution to the Company.

The biographical details of Mr. Yang Bin are set out below:

Mr. Yang Bin, male, born in September 1968 (aged 53), graduated from the Accountancy Department of Finance and Economics College in Shenyang University, majoring in Industrial Accounting. He obtained his MBA from College of Business Management, Liaoning University and an Executive Master of Business Administration (EMBA) degree from School of Economics and Management, Tsinghua University. He is a qualified senior accountant. He began his career in November 1991, and joined the Chinese Communist Party in July 1995. He served as the Deputy General Manager of the Finance Department of the Company from June 2005. He served as the Secretary of the General Party Branch and Deputy General Manager of the Finance Department of the Company from August 2010. He served as the General Manager of the Finance Department of the Company from May 2015. From April 2017, he served as the General Manager of the Finance Department in the China Southern Air Holding Company Limited and the Company. He served as the General Manager of Hunan Branch of the Company from May 2019. He served as the General Manager of Audit Department in the China Southern Air Holding Company Limited and the Company from August 2021.

Mr. Yang Bin will enter into a service contract with the Company and shall hold his office until the expiry of the term of the 9th session of the Supervisory Committee.

Mr. Yang Bin will not receive any supervisor’s fee but will receive salary based on his position in the Company, the exact amount of which is determined by the working salary system of the Company.

As at the date of this announcement, save as disclosed, Mr. Yang Bin (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter relating to the appointment of Mr. Yang Bin that needs to be brought to the attention of the shareholders, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

24 November 2021

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.